Form 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . August. . . . . . . . . . . 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

TEVA

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contacts: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
George Barrett
President and CEO
Teva Pharmaceuticals USA
(215) 591-3030
Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

**FOR IMMEDIATE RELEASE**

**TEVA ANNOUNCES FINAL APPROVAL FOR NIFEDIPINE ER 90MG TABLETS 180 DAYS EXCLUSIVITY**

Jerusalem, Israel, August 19, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration (FDA) has given final approval to manufacture and market Nifedipine Extended Release 90mg, tablets. Teva USA will launch the product immediately.

Nifedipine ER tablets are the AB-rated generic equivalent of Bayer's Adalat CC® tablets, which are indicated for the treatment of hypertension. Annual sales of Adalat CC® 90 mg were approximately $95 million.

This approval was issued to Biovail Corporation. Nifedipine ER 90 mg tablets are included in the US marketing agreement between Teva and Biovail relating to Biovail's line of generic sustained release products.

Biovail was the first applicant to file a Paragraph IV certification for this strength and thus is awarded 180 days of marketing exclusivity.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
..........................
(Registrant)

By: [signature]
Dan Suesskind
Chief Financial Officer

Date: August 20, 2002